================================================================================

                                    FORM 6-K

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                             For January 03, 2002

                           Companhia Vale do Rio Doce
             (Exact name of Registrant as specified in its charter)

                        Valley of the Doce River Company
                (Translation of Registrant's name into English)


                         Federative Republic of Brazil
                (Jurisdiction of incorporation or organization)

                               ----------------

                          Avenida Graca Aranha, No. 26
                      20005-900 Rio de Janeiro, RJ, Brazil
                    (Address of principal executive offices)

                               ----------------

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:]

               FORM 20-F  X                            FORM 40-F
                         ---                                     ---

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]
               YES                                          NO  X
                   ---                                         ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

                                     --------------

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


                           Companhia Vale do Rio Doce

                               TABLE OF CONTENTS


This Form 6-K contains the following:


Item                                                                       Page
----                                                                       ----
1.   Notification of Public Order to Purchase Common and Preferred
     Shares issued by Sibra - Eletrosiderurgica Brasileira S.A., a
     publicly traded company, for the account and order of CVRD........      3

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          COMPANHIA VALE DO RIO DOCE


                                          By: /s/ Eduardo de Carvalho Duarte
                                             -----------------------------------
                                             Name:  Eduardo de Carvalho Duarte
                                             Title: Chief Accountant


Dated: January 03, 2002

                                                                          Item 1


[LOGO OMITTED] Companhia                                           Press Release
               Vale do Rio doce


              NOTIFICATION OF PUBLIC OFFER TO PURCHASE COMMON AND
                       PREFERRED SHARES ISSUED BY SIBRA -
                       ELETROSIDERURGICA BRASILEIRA S.A.
                           A Publicly Traded Company

                          For the account and order of
                           COMPANHIA VALE DO RIO DOCE

Bradesco S.A. Corretora de Titulos e Valores Mobiliarios (the "Intermediary") and Banco Bradesco S.A. (the "Adviser") by the order and for the account of Companhia Vale do Rio Doce ("Offering Company") are publicly addressing to the holders (the "Shareholders") of Common and Preferred Shares (the "Shares") issued by Sibra - Eletrosiderurgica Brasileira S.A. (the "Issuing Company"), and circulating in the market, this Public Offer for the Purchase of Shares (the "Offer") with a view to cancelling its registration as a listed Company under article 21 of Law No 685/76, in accordance with the provisions of CVM Instructions No 229/1995 and 345/2000 and the conditions set out below.

1.   The Public Offer

1.1. As resolved at the Extraordinary General Meeting of the Issuing Company, held on August 28,2001, the Offering Company is willing to acquire through the Intermediary, all the Shares of the Issuing Company in circulation in the market at this date with all their rights. The distributions declared up to the day prior to the date on which the auction (the "Auction") for this Public Offer is actually held will belong to the Shareholders. On August 28, 2001 there were outstanding 697,993 (six hundred and ninety seven thousand nine hundred and ninety-three) shares, comprising 7,923 (seven thousand nine hundred twenty three) common shares, 1 (one) class "A" preferred share, 284,786 (two hundred and eighty-four thousand seven hundred and eighty-six) class "B" preferred shares and 405,283 (four hundred and five thousand two hundred and eighty-three) class "C" preferred shares ("Shares"), which represented 0.04%(zero point zero four per cent) of the voting capital, 3.52%(three point five two per cent) of the preferred capital and 1.84% (one point eight four per cent) of the total capital of the Issuing Company.

1.1.1. Shareholders representing over two-thirds of the capital were present at the Extraordinary General Meeting, in accordance with the Shareholders' Registry Book, thus proving that there was a quorum for the approval of the resolution for the cancellation of the Issuing Company's registration as a listed Company, with such resolution being approved by a majority of those present: (i) Companhia Vale do Rio Doce (the Offering Company) voted in favor and (ii) Marubeni Corporation abstained so that the minutes were registered in accordance with article 130, ss. 1 of Law 6404/76.

1.2. The purchase price for the Shares is R$ 5.26 per share, representing a premium of 10.0% over the weighted average price for the last 60 (sixty)
Bovespa trading sessions (the period from 05.10.2001 to 08.03.2001) calculated retroactively from the base Date of August 3, 2001. When the offer price is compared with the weighted average calculated for the last 15 (fifteen) trading sessions (the period from 07.16.2001 to 08.03.2001), 30 (thirty) trading sessions (the period from 06.22.2001 to 08.03.2001) and 45 (forty five) trading sessions (the period from 05.31.2001 to 08.03.2001) calculated retroactively from the base date of August 03, 2001, the premium is respectively 29.2%, 17.9% and 12.6%. Furthermore, when compared with the Company's asset value per share at June 30, 2001 (R$ 4.10), it represents a premium of 28.3%. Payment will be at

[LOGO OMITTED] Companhia                                           Press Release
               Vale do Rio doce


sight in current Brazilian currency, restated in accordance with the variation in the Reference Rate Index ("TR"), calculated pro rata die from August 28, 2001 to the date of the Auction's financial settlement (defined below).

1.2.1. The Intermediary will advise the final price per share as soon as the restatement index is available. When the TR is unknown, the average of the last 12 (twelve) months for which data is available will be used. If the TR is discontinued or its index is not published for over 30 (thirty) days as a result of the issue of legislative or regulatory orders so that it cannot be used for the restatement of the amount, the index fixed by the Federal Government to take the place of the TR will be used from the date on which the TR is discontinued or the date from which its use is prohibited.

1.3. This Offer is irrevocable, and subject to the requirements for the cancellation of the registration in accordance with the provisions of CVM Normative Ruling numbers 229/1995 and 345/2000 being satisfied. The Offering Company declares that it will not make use of its option to acquire up to one-third of the shares circulating in the market in the event that there is not sufficient acceptance or consent for the intended cancellation of the registration.

1.4. This Offer is valid for 30 (thirty) days from the date of the second publication of this document, in other words beginning on 01/09/2002 and terminating on 02/08/2002, this being the period for registration for the sale of the shares. Shareholders who agree to sell their shares in accordance with the terms and conditions of this Offer, should register personally or through attorneys-in-fact duly appointed, with Bradesco S.A. Corretora de Titulos e Valores Mobiliarios, with head office at Av. Ipiranga, 282, 11(0) floor, city of Sao Paulo, State of Sao Paulo, or with any other brokerage firm freely chosen by them. Brokerage firms representing selling shareholders should follow the provisions of item 1.7.

1.4.1. Shareholders interested in selling their shares may also appear at any branch of Banco Bradesco S.A., bringing the following documents: Individual -- authenticated copy of the Shareholder's Identity Document, Taxpayer Enrollment Card (CPF) and proof of residence; Legal Entity -- authenticated copy of the company's corporate documents, National Registry of Legal Entities card (CNPJ), documentation granting powers of representation, Identity Document and Taxpayer Enrollment Card (CPF) of the company's representatives.

1.5. The transaction will be carried out by means of an Auction, to be held at the trading session of the Sao Paulo Stock Exchange -- BOVESPA on 02/15/2002, at 1:30 PM ("Auction").

1.6. The Shares offered for sale must be free and unencumbered from any type of charge or encumbrance.

1.7. On the date on which the Auction is held, brokerage firms representing the selling shareholders should deliver firm and irrevocable sale offers by 12:00 PM directly to the Director of the BOVESPA Trading Session, or register their firm offer on the MEGA BOLSA system using code SIBR3L for common shares and SIBR5L, SIBR6L and SIBR7L for preferred shares.

1.8. No cancellation or alteration of any sale offer will be allowed after 12:00 PM on the date on which the Auction is held.

1.9. Brokerage firms representing third party buyers will be allowed to participate freely in the Auction provided their offer is for all the Shares offered for sale, as the Offer is intended for the purpose of cancelling the Issuing Company's registration as a listed company.

[LOGO OMITTED] Companhia                                           Press Release
               Vale do Rio doce


1.9.1. In the event of participation by brokerage firms representing third party buyers, such third parties will be subject to the provisions of article 20 of CVM Instruction No 229/95, in accordance with item 6.1 of this Prospectus.

1.10. Settlement will be made in accordance with the regulations of the Brazilian Settlement and Custody Company -- CBLC, with brokerage and selling fees for the account of the sellers and brokerage and purchasing fees for the account of the purchaser.

1.11. The brokerage firm engaged to carry out the purchase of the Shares, for the account and order of the Offering Company, will be Bradesco S.A. Corretora de Titulos e Valores Mobiliarios, with head office at Av. Ipiranga, 282 - 11(0) floor, in the city of Sao Paulo, State of Sao Paulo, registered in the National Registry of Legal Entities (CNPJ/MF) under No 61.855.045/0001-32.

2.   Details of Offering Company

2.1. The Offering Company is a Brazilian open capital Company, with shares listed for stock exchange share trading. Its head office is located at Avenida Graca Aranha, n(0) 26, Castelo, Rio de Janeiro, State of Rio de Janeiro, and it is registered in the CNPJ/MF under n.(0) 33.592.510/0001-54. Its main lines of business are mining iron ore, manganese and some non-ferrous minerals, and it is also active in transportation logistics (mainly railway, shipping and port operation), aluminum and energy.

2.2. The Offering Company is the Company which controls the Issuing Company, whose shareholding breakdown is given in item 3.4 below, and also indirectly controls Companhia Paulista de Ferro Ligas ("CPFL"), a listed company, registered in the CNPJ/MF under n(0) 57.487.142/0001-42, through the Issuing Company which holds 93.59% of CPFL's total capital. The Offering Company has made a registered delivery to the CVM of a request for cancellation of CPFL's registration as a listed Company.

3.   Information on Issuer

3.1. The Issuer is a Brazilian open corporation, listed for stock exchange share trading, and headquartered at Rodovia BR 324, Km 24, Centro Industrial de Aratu, Simoes Filho, State of Bahia, registered in the corporate taxpayers roll under CNPJ/MF no. 15.144.306/0001-99.

3.2. The stated purpose of the Issuer is steel making, metallurgy, and ferro-alloy manufacturing and trading; exploring on its own account or in partnership with other firms, ore deposits, including research, mining, processing, transportation, trade, import and export of mineral substances; reforestation, extraction, production, trade, import and export of timber and charcoal and other goods of a mineral or vegetable origin that can be used in its productive processes and byproducts and subproducts; import and export trade of related goods or those required for its operations, including equipment, feedstock and other material; any other related activities that do not clash with its purpose or prevailing laws.

3.3. Paid-up capital stock is R$ 808.815.327,77 (eight hundred and eight million, eight hundred and fifteen thousand, three hundred and twenty-seven reais and seventy-seven cents) represented by 37,903,437 (thirty seven million, nine hundred and three thousand, four hundred and thirty-seven) shares, all book entry shares with face value, 18,283,557 (eighteen million, two hundred and eighty three thousand, five hundred and fifty-seven) of which are non-convertible common shares, 64 (sixty-four) Class A preferred shares, 386,955 (three hundred and eighty-six thousand, nine hundred and fifty-five) class B preferred shares, 19,232,861 (nineteen million, two hundred and

[LOGO OMITTED] Companhia                                           Press Release
               Vale do Rio doce


thirty-two thousand, eight hundred and sixty-one) class C preferred shares, all indivisible before the company.

3.4. Share composition of the Issuer's capital stock on August 28, 2001:

Sibra -  Eletrosiderurgica Brasileira S.A.  - Shareholder Structure

--------------------------------------------------------------------------------------------------------------------
            Shareholder                         Common                    Preferred                    TOTAL
--------------------------------------------------------------------------------------------------------------------
                                        Quantity         %         Quantity         %          Quantity         %
--------------------------------------------------------------------------------------------------------------------
Holding
Companhia Vale do Rio Doce             18,275,626      99.96%     18,929,658       96.48%     37,205,284      98.16%
--------------------------------------------------------------------------------------------------------------------
Mozart Kraemer Litwinski                        1       0.00%       --------       ------              1       0.00%
--------------------------------------------------------------------------------------------------------------------
Otto de Souza Marques Junior                    1       0.00%       --------       ------              1      0,.00%
--------------------------------------------------------------------------------------------------------------------
Marconi Tarbes Vianna                           1       0.00%       --------       ------              1       0.00%
--------------------------------------------------------------------------------------------------------------------
Held by public                              7,923       0.04%        690,070        3.52%        697,993       1.84%
--------------------------------------------------------------------------------------------------------------------
Treasury stock                                  5       0.00%            152        0.00%            157       0.00%
--------------------------------------------------------------------------------------------------------------------
Total                                  18,283,557     100.00%     19,619,880      100.00%     37,903,437     100.00%
--------------------------------------------------------------------------------------------------------------------

Sibra -  Eletrosiderurgica Brasileira S.A.  - Shareholder Structure - Preferred Shares
---------------------------------------------------------------------------------------------------------------------
            Shareholder                      Class "A"                   Class "B"                  Class "C"
                                             Preferred                   Preferred                  Preferred
---------------------------------------------------------------------------------------------------------------------
                                        Quantity         %         Quantity         %          Quantity         %
---------------------------------------------------------------------------------------------------------------------
Holding
Companhia Vale do Rio Doce                    61      95.31%        102,145       26.40%     18,827,452      97.89%
---------------------------------------------------------------------------------------------------------------------
Held by public                                 1       1.56%        284,786       73.60%        405,283       2.11%
---------------------------------------------------------------------------------------------------------------------
Treasury stock                                 2       3.13%             24        0.01%            126       0.00%
---------------------------------------------------------------------------------------------------------------------
Total                                         64     100.00%        386,955      100.00%     19,232,861     100.00%
---------------------------------------------------------------------------------------------------------------------

3.5.   Rights of Shares Object of the Buyback:

3.5.1. Each common share has one vote in the decisions of the Shareholders Meeting.

3.5.2. Class A and B preferred shares will have priority in the distribution of annual minimum dividends of 6% (six percent) calculated on the amount of its holding in the paid-up capital of the Issuer, and holding in the same conditions as the common shares in the remaining profits, after paying to the latter a minimum dividend of 6% (six percent) on the value of the paid-up capital stock of the company. Should the dividend to which they are entitled fail to be paid for three years running, the class A and B preferred shares will be entitled to a vote, pursuant to Art. 6, paragraph 7 of the Issuer's Company Bylaws. Pursuant to art. 35 of the Company Bylaws, 25% (twenty-five percent) of the net income for each financial year will be allocated to pay the mandatory shareholders' dividend, calculated as stated in law 6404/76, the minimum dividend being 6% (six percent) on the paid-up capital guaranteed to the class A and B preferred shares.

3.5.3. Class C preferred shares will not have voting power and will not be entitled to preferred in subscribing a capital increase, pursuant to Art. 6, paragraph 2 of the Company Bylaws.

[LOGO OMITTED] Companhia                                           Press Release
               Vale do Rio doce


3.5.4. Bearing in mind that the Issuer, due to the absence of profits, has ceased to pay dividends for the last three financial years, class A and B preferred shares have acquired a voting right.

3.6.       Issuer's economic-financial indicators:

---------------------------------------------------------------------------------------------------------------------
                                                   12/31/98           12/31/99          12/31/00        06/30/2001
                  Indicator                    ----------------------------------------------------------------------
                                                   (12 month          (12 month         (12 month         (6 month
                                                     result)            result)           result)           result)
---------------------------------------------------------------------------------------------------------------------
Paid-up capital stock (R$'000)                       270,440            365,428           808,424           808,815
---------------------------------------------------------------------------------------------------------------------
Equity (R$'000)                                     (127,623)          (281,158)          141,019           155,511
---------------------------------------------------------------------------------------------------------------------
Net revenues (R$'000)                                 66,969             61,096           100,429           103,141
---------------------------------------------------------------------------------------------------------------------
Operating profit (loss) (R$'000)                    (117,531)           (91,153)          (20,819)           14,099
---------------------------------------------------------------------------------------------------------------------
Net Income (Loss) (R$'000)                          (193,177)          (248,523)          (20,819)           14,099
---------------------------------------------------------------------------------------------------------------------
Total liabilities (R$'000)                           336,762            459,477           196,462           236,076
---------------------------------------------------------------------------------------------------------------------
No. Of shares ('000)                                 787,278         10,286,243            37,861            37,903
---------------------------------------------------------------------------------------------------------------------
Net income per share (R$)*                             (0.24)             (0.02)            (0.55)             0.37
---------------------------------------------------------------------------------------------------------------------
Net worth per share (R$)*                              (0.16)             (0.03)             3.72              4.10
---------------------------------------------------------------------------------------------------------------------
Net income./Cap. Stock (%)                               -71%               -68%               -3%                2%
---------------------------------------------------------------------------------------------------------------------
Net income/Equity (%)                                    151%                88%              -15%                9%
---------------------------------------------------------------------------------------------------------------------
Net income/Net revenue (%)                              -288%              -407%              -21%               14%
---------------------------------------------------------------------------------------------------------------------
Total liabilities/Net worth (%)                         -264%              -163%              139%              152%
---------------------------------------------------------------------------------------------------------------------
* 1998 and 1999: R$/'000 shares

3.7. The following table shows the Issuer's share trading record over the last 12 (twelve) months:

3.7.1. Sao Paulo Stock Exchange - BOVESPA
Common shares (ON): No trading on BOVESPA.
Preferred shares (PNC and PNB).

-------------------------------------------------------------------------------------------------------------------
                                                                       Min.       Average       Max.       Updated
                                                                       Price       Price       Price       Average
   Month     Specification    No.                       Volume        R$/1000     R$/1000     R$/1000       Price
                            traded     Quantity           R$          shares      shares       shares       (TR*)
-------------------------------------------------------------------------------------------------------------------
Aug/00                 PNB       1            1            10.20       10.20       10.20       10.20        10.47
-------------------------------------------------------------------------------------------------------------------
Aug/00                 PNC     246       27,329       288,606.91        7.40       10.56       15.00        10.84
-------------------------------------------------------------------------------------------------------------------
Sept/00                PNC     107        6,678        62,101.87        8.00        9.29       15.00         9.50
-------------------------------------------------------------------------------------------------------------------
Oct/00                 PNC      60        6,401        57,393.07        8.00        8.96       10.00         9.15
-------------------------------------------------------------------------------------------------------------------
Oct/00             PNC ES*      35        2,104        17,420.35        8.00        8.27        9.00         8.44
-------------------------------------------------------------------------------------------------------------------
Nov/00                 PNC      83        9,100        79,851.83        8.01        8.74       10.00         8.91
-------------------------------------------------------------------------------------------------------------------
Dec/00                 PNC      35        3,255        25,776.78        7.60        7.91        8.10         8.06
-------------------------------------------------------------------------------------------------------------------
Dec/00             PNC ES*      16        1,229        10,104.90        7.56        8.22        9.30         8.37
-------------------------------------------------------------------------------------------------------------------
Jan/01             PNC ES*      59       13,200       114,658.00        8.10        8.68        9.00         8.82
-------------------------------------------------------------------------------------------------------------------
Feb/01                 PNC      61       11,700       104,601.00        8.05        8.94       10.30         9.09
-------------------------------------------------------------------------------------------------------------------
Mar/01                 PNC      66       10,500        80,939.00        7.02        7.70        8.90         7.82
-------------------------------------------------------------------------------------------------------------------
Apr/01                 PNC      39        6,200        41,766.00        6.20        6.73        7.03         6.82
-------------------------------------------------------------------------------------------------------------------


[LOGO OMITTED] Companhia                                                                              Press Release
               Vale do Rio doce
-------------------------------------------------------------------------------------------------------------------
                                                                       Min.       Average       Max.       Updated
                                                                       Price       Price       Price       Average
   Month     Specification    No.                       Volume        R$/1000     R$/1000     R$/1000       Price
                            traded     Quantity           R$          shares      shares       shares       (TR*)
-------------------------------------------------------------------------------------------------------------------
May/01                 PNC      27        4,500        26,019.00        5.41        5.78        6.21         5.84
-------------------------------------------------------------------------------------------------------------------
Jun/01                 PNC      28        7,700        42,692.00        5.10        5.54        5.80         5.60
-------------------------------------------------------------------------------------------------------------------
Jul/01                 PNC      27       12,800        53,279.00        4.00        4.16        4.79         4.19
-------------------------------------------------------------------------------------------------------------------
Aug/01                 PNC      10        1,600         6,159.00        3.80        3.84        4.00         3.86
-------------------------------------------------------------------------------------------------------------------
(*) Ex subscription
No trading during September and October 2001.
Source: Economatica

3.8. The interested parties may obtain further information on the Issuer and the Offer herein. including a copy of the price appraisal. from the addresses given in item 7.4 herein below.

4.     Reasons for Offer and Cancellation of Listing

4.1. During the Shareholders Meeting the shareholders representing 98.16% (ninety-eight point sixteen percent) of the Issuer's capital stock approved the cancellation of its public listing for the following reasons: (i) the benefits of keeping the company in the public listing of stock exchanges do not justify the costs borne by the Issuer; (ii) there is no interest in using a stock or debenture market via a public offer to raise funds; and. (iii) raising funds through electricity-intensive firms. as in the case of Sibra. has been hindered by the energy crisis.

4.2. The Offerer states that. pursuant to article 17 of CVM (SEC) Instruction no. 229/1995. with the text amended in CVM Instruction no. 345/2000. if the Issuer's listing has not been cancelled due to its failure to meet the requirements stated in items II and III of article 1 of the CVM Instruction no. 229/1995 and its amendments pursuant to CVM Instruction no. 345/2000. it will not hold a new public offer for two years from the date of the publication of the result hereof.

4.3. The Offerer states that there are no plans to transfer the Issuer's control.

5.     Declaration regarding Cancellation of the Issuer's Public Listing

5.1. THE SHAREHOLDERS WHO AGREE TO SELL THEIR SHARES WILL AUTOMATICALLY BE AGREEING WITH THE CANCELLATION OF THE ISSUER'S PUBLIC LISTING. AND MUST PROCEED AS STIPULATED IN ITEM 1.4 HEREIN ABOVE. NO FURTHER PROCEDURE BEING REQUIRED.

5.2. The shareholders who do not wish to sell their shares. are invited to declare that they agree or do not agree to the cancellation of the Issuer's public listing. pursuant to article 11 of CVM Instruction no. 229/95. Without detriment to the provision in item 5.1 herein above. the shareholders who wish to make the declaration shall complete four copies of the relevant form agreeing or otherwise to the aforementioned cancellation. Those who make their declaration will not offer their shares for trading until the day after the Auction. The declaration form may be collected from Bradesco S.A. Corretora de Titulos e Valores Mobiliarios. Av. Ipiranga. 282 - 11(0)andar. in the city and state of Sao Paulo. postal code 01046-920 or by fax (+55 11) 3255.3616. or from the Issuer's registered office. The form shall be fully completed and signed with the notarized signature of the respective shareholder or duly authorized attorney. After the form has been fully completed it should be delivered no later than 6:00 p.m. on 02/08/2002 to Bradesco S.A. Corretora de Titulos e Valores Mobiliarios. at the aforementioned address or via the above fax. with the signature notarized. or delivered to the Issuer's registered office at Rodovia BR 324. Km 24. Centro Industrial de Aratu. Simoes Filho county. Bahia. or by fax (+55 71) 396.8349. It may be sent by registered mail to the address of Bradesco S.A. Corretora de Titulos e Valores Mobiliarios. with the following words written on the envelope: "Oferta Publica de Compra de Acoes Ordinarias e de Acoes Preferenciais de Emissao da Sibra - Eletrosiderurgica Brasileira S.A." [Public Offer to

[LOGO OMITTED] Companhia                                           Press Release
               Vale do Rio doce


Purchase Common Shares and Preferred Shares Issued by Sibra - Eletrosiderurgica Brasileira S.A.]. Any declarations received after the due date and which do not meet the requirements described herein above for whatever reason will be discarded.

6.     Disposal of Shares after Cancellation of the Issuer's Listing

6.1. After the dates of the Offer herein and should the Issuer's public listing be cancelled. pursuant to article 20 of CVM Instruction no. 229/95 and amendments in CVM Instruction no. 345/2000. the Offerer pledges to acquire. in the conditions stipulated herein. the Shares offered by the shareholders who do not accept this Offer. within six months from the date of the Shareholders Meeting which approves the Financial Statements for the first financial year after the aforementioned cancellation. The Share acquisition price during this period will be as stated in item 1.2 herein above. adjusted by the TR of the date of financial settlement of the Offer herein. by the date of the actual payment. Should the TR be unknown. the average of the last known 12 (twelve) months will be adopted for the corresponding period. The deadline for paying for the Shares in such conditions will be no later than 15 (fifteen) days running. The shareholder who is interested in making the aforementioned option may do so before the Issuer or Intermediary.

6.1.1. The interfering buyer will be liable for all obligations provided in Art. 20 of CVM Instruction no. 229/95;

6.1.2. Monetary restatement will be made using the TR. pursuant to the procedure stated in item 1.2.1 herein above.

6.2. Pursuant to art. 10. item IX. of CVM Instruction no. 229/95 and amendments in CVM Instruction no. 345/2000. should the Issuer's shareholding control be disposed of within a two-year period after the financial settlement of the Offer herein. any positive difference. if any. between the Issuer's control disposal value and price paid to the shareholders remaining from this Offer. will be paid to the shareholders who accept the present Offer and corrected monetarily using the TR.

7.     Further Information

7.1. The Offerer and Intermediary state that they do not have any relevant information on the Issuer that is not of public knowledge.

7.2. The Intermediary. Advisor and their related companies state that they do not hold nor have under their administration securities issued by the Issuer.

7.3. On 10/18/2000. through an Extraordinary Shareholders Meeting. it was decided to increase the Issuer's capital stock by a sum of R$ 151,361,841.34 (one hundred and fifty-one million. three hundred and sixty-one thousand. eight hundred and forty-one reais and thirty-four cents). representing approximately 24% (twenty-four percent) of the increase in capital stock. by private share subscription. The Issuer's capital stock. therefore. increased from R$ 625,284,206.99 (six hundred and twenty-five million. two hundred and eighty-four thousand. two hundred and six reais and ninety-nine cents) to R$ 776,646,048.33 (seven hundred and seventy-six million. six hundred and forty-six thousand. forty-eight reais and thirty-three cents). by issuing 7,454,281 (seven million. four hundred and fifty-four thousand. two hundred and eighty-one) common shares and 7,841,316 (seven million. eight hundred and forty-one thousand. three hundred and sixteen) class C preferred shares. at the issue price of R$ 9.90 (nine reais and ninety cents) per share. This price has been based solely on the quotation of the average class C preferred shares (the only ones being traded on the market) in BOVESPA during the 90 (ninety) days prior to the date of the aforementioned increase in capital stock. since at that time the company structure would lead to a

[LOGO OMITTED] Companhia                                           Press Release
               Vale do Rio doce


negative appraisal of its economic value and it would not be possible to fix by paying up immediately in pre-existing credits against the company. as stated by law and the Company Bylaws.

7.4. A copy of the share price appraisal is available to the minority shareholders at the Issuer's registered office. the Intermediary's office and at CVM. containing the three price parameters for comparison in relation to the price offered. as follows: (i) Share equity value at R$ 4.10 (four reais and ten cents) on 06.30.2001. (ii) economic value R$ 2.79 (two reais and seventy-nine cents). (iii) Market value referring to the 60, 45, 30 and 15 Bovespa floors. prior to the date of 08.03.2001. corresponding to the prices of R$ 4.78 (four reais and seventy-eight cents). R$ 4.67 (four reais and sixty-seven cents). R$ 4.46 (four reais and forty-six cents) and R$ 4.07 (four reais and seven cents) respectively. as well as the other documents referring to the cancellation of the listing. The respective addresses are as follows:

Issuer: Sibra - Eletrosiderurgica Brasileira S.A.. Rodovia BR 324. Km 24. Centro Industrial de Aratu. Simoes Filho county. Bahia. phone (+55 71) 396 8300 and fax (+55 71) 396 8349.

Offerer: Companhia Vale do Rio Doce. Av. Graca Aranha no. 26. Rio de Janeiro. Estado do Rio de Janeiro. Intermediary: Bradesco S.A. Corretora de Titulos e Valores Mobiliarios. Av. Ipiranga no. 282. 11o andar. Sao Paulo. SP - fax (+55
11) 2553616. ZIP code 01046-920.

CVM: Comissao de Valores Mobiliarios (Brazilian Securities and Exchange Commission). Rua Sete de Setembro no. 111. 5(0)andar - "Centro de Consultas" [inquiries] - Rio de Janeiro. RJ.

7.5.   The operation herein was submitted to the Comissao de Valores Mobiliarios
- CVM (Brazilian Securities and Exchange Commission) beforehand and approved by notice no. CVM/SRE/ GER-2/no. 1494 /2001. the Sao Paulo Stock Exchange
(BOVESPA) having authorized that the operation herein be conducted on its public trading floor.

7.6. The Issuer's CVM listing as stated in art. 21 of Law no. 6385/76 is duly updated.

                                    Advisor:
                              BANCO BRADESCO S.A.

                                 Intermediary:
            BRADESCO S.A. CORRETORA DE TITULOS E VALORES MOBILIARIOS

--------------------------------------------------------------------------------

                                        For further information. please contact:
                  Roberto Castello Branco: castello@cvrd.com.br +55-21-3814-4540
                              Andreia Reis: andreis@cvrd.com.br +55-21-3814-4643
                            Barbara Geluda: geluda@cvrd.com.br +55-21-3814-4557 Daniela Tinoco: daniela@cvrd.com.br +55-21-3814-4946

This release includes "forward-looking statements" that express expectations of future events or results. All statements based on future expectations rather than on historical facts are forward-looking statements that involve a number of risks and uncertainties. and the company cannot give assurance that such statements will prove to be correct.